PPM America, Inc. 225 West Wacker Dr., Suite 1200 Chicago, IL 60606 312-634-2500

US Securities and Exchange Commission
Via Edgar

February 8, 2021

Dear Mr. McLaren,

This correspondence addresses the comments to the proxy statement (PRE 14A) filed on January 19, 2021  for PPM Funds (the “Registrant”) (File Nos: 333-221579 and 811-23308 (the ““Proxy Statement”) provided by the staff of the US Securities and Exchange Commission (the “Commission Staff”) received via telephone on January 29, 2021. Capitalized terms used herein have the same meaning as in the Proxy Statement.

The comments are set forth below in italics, with responses immediately following.

1.
Please respond in an Edgar correspondence filing in advance of the definitive filing that the Registrant has removed the brackets and updated any missing information. Additionally, note that the Registrant understands that it is responsible for the accuracy or inaccuracy of the disclosure notwithstanding any review, comments, action, or inaction on the part of the Commission Staff.

RESPONSE: The Registrant confirms that any missing or bracketed information will be included in the definitive filing. Additionally, the Registrant understands that it is responsible for the accuracy or inaccuracy of the disclosure notwithstanding any review, comments, action, or inaction on the part of the Commission Staff.

2.	Please provide the proper front cover page for Schedule 14A.

RESPONSE: The Registrant confirms the front cover page for Schedule 14A will be filed with the definitive filing.

3.
In the section of the Proxy Statement entitled “What is happening, and what is the effect on the Funds?” the Registrant refers to Section 15 of the Investment Company Act of 1940 (the “1940 Act”). Please provide disclosure that the Funds are in compliance with the two conditions of the safe harbor of section 15(f)(1)(a) and (b).

RESPONSE: The Registrant has added disclosure to the Proxy Statement related to compliance with Section 15(f)(1)(a) and (b) of the 1940 Act, under the section entitled “Section 15(f) of the 1940 Act”.

4.
In the section of the Proxy Statement entitled “Why are you being asked to vote?” the Registrant notes that Shareholders are also voting to approve future advisory agreements and future distribution agreements as a result of an IPO. We understand that JFI will not be moving forward with an IPO. Please explain the legal basis for requesting shareholder approval of future advisory agreements or explain that that this no longer applies.

RESPONSE: The Registrant confirms that JFI is not moving forward with an IPO and therefore references in the Proxy Statement to future advisory agreements and future distribution agreements as a result of an IPO no longer apply and have been deleted in the updated Proxy Statement to be filed as part of the definitive filing.

5.
In the section of the Proxy Statement entitled “What proposals are being considered at the Meeting, and who is eligible to vote?” the Registrant includes the phrase “and any future investment advisory agreements” in certain proposals. Please make these separate proposals, if applicable.

RESPONSE: As noted in the above Response number 4, the Registrant confirms that the language referring to future investment advisory agreements and future distribution agreements no longer applies, and the Registrant has deleted these references in the updated Proxy Statement to be filed as part of the definitive filing.

6.
In the section of the Proxy Statement entitled “What is the Separation Plan?” the Registrant stated, “Subsequent to an IPO, Prudential plc would likely sell all or substantially all of its ownership interest in JFI over time.” If applicable, please discuss the considerations that would be made related to Prudential plc deciding to sell all its shares.

RESPONSE: The Registrant confirms that the above referenced statement under the section entitled “What is the Separation Plan?” has been deleted as it no longer applies.  The Registrant notes that the third paragraph of the Notice has been deleted and replaced with new language describing Prudential plc’s intention to pursue a Demerger, and includes the following language regarding Prudential plc’s intentions to divest its interest in JFI, “Upon the consummation of the Demerger, Prudential plc would retain a 19.9 percent non-controlling interest in JFI, which the Group would monetize over time to support investment in Asia,” in the updated Proxy Statement to be filed as part of the definitive filing.

7.
In the section of the Proxy Statement entitled “Why do the investment advisory and distribution agreements terminate?” the Registrant included the following sentence: “The Demerger will be deemed a change of control event.” Please consider whether this sentence is necessary, or revise the sentence to better relate to the prior or preceding sentences.

RESPONSE: The Registrant has determined that this sentence is no longer necessary and has deleted the sentence.

8.
In the section of the Proxy Statement entitled “Will the Separation Plan change how the Funds are managed?” the Registrant stated, “Shareholders will be notified of any change in the portfolio managers, the investment objective, the investment strategies, or the name of a Fund.” If you anticipate any of these changes happening, please disclose this. If you do not anticipate any changes happening, please consider removing this sentence or revising the sentence to state, “If any change is made in the portfolio managers, the investment objective, the investment strategies, or the name of a Fund, Shareholders will be notified.”

RESPONSE: The Registrant does not anticipate any of these changes happening and has deleted the sentence.

9.
In the section of the Proxy Statement entitled “Information Regarding the Proposed Advisory Agreement with PPM,” the Registrant stated, “The following description of the Proposed Advisory Agreement is qualified by the Proposed Advisory Agreement attached as Appendix C.” The Registrant may refer to the Agreement for additional details, but the Registrant may not qualify the description of the Agreement with references to the Agreement.

RESPONSE: The Registrant has revised the sentence to read, “In addition to reviewing the following description of the Proposed Advisory Agreement, Shareholders should review the Proposed Advisory Agreement attached as Appendix C.” The Registrant has revised a similar sentence related to the Proposed Distribution Agreement to read, “In addition to reviewing the following description of the Proposed Distribution Agreement, Shareholders should review the Proposed Distribution Agreement attached as Appendix E.”

10.	With respect to Schedule 14A regarding approval of the proposed investment advisory agreement, please include applicable information Item 22(c) subsections.

RESPONSE: The Registrant has reviewed the Proxy Statement to confirm that all applicable information is set forth in the Proxy Statement in satisfaction of Item 22(c) of Schedule 14A. The Registrant has now added a statement on Affiliated Brokerage, which states, “During the fiscal year ended December 31, 2019 (the most recent fiscal year for which such information is publicly available), no Fund paid brokerage commissions to any affiliated broker.”

11.
Consider revising the following sentence, “The Funds have retained Broadridge Financial Services, Inc. to serve as proxy solicitor and tabulator of proxies, and this cost, as well as the other costs of printing and mailing this Proxy Statement, are anticipated to be approximately $3,000.”

RESPONSE: The Registrant has revised “this cost” to “these costs.”

12.
The information provided in Appendices A and B is as of the fiscal year ended December 31, 2019. Please provide the information set forth on Appendices A and B as of the most recently completed fiscal year for which such information is publicly available, if applicable.

RESPONSE: The information provided in Appendices A and B is as of the most recently completed fiscal year for which such information is publicly available.

The Registrant intends and seeks to respond fully to the Commission Staff’s comments and believes that the responses above do so fully.

If you have any questions, please call me at (312) 843-5905. Thank you for your prompt attention to this matter.

Best regards,

/s/ Mary T. Capasso

Mary T. Capasso
Executive Vice President, Chief Operating Officer and General Counsel
PPM America, Inc.